Exhibit 99.1

Banco Santander Chile

4Q 2016 Earnings Report

Queremos contribuir
al progreso de las personas
y de las empresas

- Section 1 Key consolidated data 1
- Section 2 Summary of results 2
- Section 3 YTD results by reporting segment 8
- Section 4 Loans, deposits and capital 9
- Section 5 Analysis of quarterly income statement 14
- Section 6 Credit risk ratings 24
- Section 7 Share performance 25
- Annex 1 Balance Sheet 26
- Annex 2 YTD Income Statement Unaudited 27
- Annex 3 Quarterly Income Statements 28
- Annex 4 Quarterly evolution of main ratios and other information 29

CONTACT INFORMATION

Robert Moreno
Manager, Investor Relations Department
Banco Santander Chile
Bombero Ossa 1068, Piso 8 Santiago, Chile
Tel: (562) 2320-8284
Email: robert.moreno@santander.cl
Website: www.santander.cl

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	Dec’16	Dec’15	% Change
Total assets	37,006,645	34,654,105	6.8%
Gross customer loans	27,206,431	25,300,757	7.5%
Customer deposits	20,691,024	19,538,888	5.9%
Customer funds	25,717,092	24,048,939	6.9%
Total shareholders’ equity	2,868,706	2,734,699	4.9%

Income Statement (Ch$mn)	Dec’16	Dec’15	% Change
Net interest income	1,281,366	1,255,206	2.1%
Gross revenues before provisions for loan losses	1,694,447	1,653,974	2.4%
Provision for loan losses	-343,286	-413,694	-17.0%
Op expenses excluding impairment and other op. exp.	-686,905	-661,208	3.9%
Income before tax	581,836	527,442	10.3%
Consolidated net income	474,716	452,141	5.0%

Profitability and efficiency	Dec’16	Dec’15	Change bp
Net interest margin (NIM)[1]	4.5%	4.8%	-30	bp
Efficiency ratio[2]	42.7%	41.3%	+140	bp
Return on avg. equity	17.1%	17.1%	+0	bp
Return on avg. assets	1.3%	1.4%	-10	bp
Return on RWA	1.8%	1.8%	0	bp

Asset quality ratios (%)	Dec’16	Dec’15	Change bp
NPL ratio[3]	2.1%	2.5%	-40	bp
Coverage of NPLs ratio [4]	145.4%	117.3%	+2,850	bp
Cost of credit[5]	1.3%	1.7%	-40	bp

Structure (#)	Dec’16	Dec’15	Change (%)
Branches	434	471	-7.9%
ATMs	1,295	1,536	-15.7%
Employees	11,354	11,723	-3.1%

Market capitalization	Dec’16	Dec’15	Change (%)
Net income per share (Ch$)	2.51	2.38	5.2%
Net income per ADR (US$)	1.51	1.35	11.9%
Stock price (Ch$/per share)	37.26	31.79	17.2%
ADR price (US$ per share)	21.87	17.64	24.0%
Market capitalization (US$mn)	10,303	8,310	24.0%
Shares outstanding (millions)	188,446.1	188.446,1	0.0%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	0.0%

1 NIM = Net interest income annualized divided by interest earning assets.

2 Efficiency ratio = (Net interest income + Net fee and commission income + Financial transactions net + Other operating income + Other operating expenses).

3 Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.

4 Loan loss allowance divided by capital + future interest of all loans with one installment 90 days or more overdue.

5 Provision expense annualized divided by average loans.

1

Section 2: Summary of result1

12M16 ROE at 17.1%. Net contribution from business segments rises 25.6% YoY in 12M16

In 2016, Banco Santander Chile’s full year (12M16) Net income attributable to equity holders, totaled Ch$472,351 million (Ch$2.51 per share and US$1.51/ADR). The Bank’s ROE2 reached 17.1% in 12M16, in line with initial guidance. The Bank achieved its ROE target due to the strong growth of our client activities despite an annual inflation rate that was below the market’s expectations and a higher corporate tax rate.

Core business profits showed solid trends throughout 2016 with healthy loan growth, stable client margins, expanding fees, sound asset quality indicators and controlled cost growth. This propelled a 25.6% YoY increase in the Net contribution from our business segments3. This was partially offset by two factors: (i) the lower inflation rate in 2016 compared to 2015 and the impact this has on our net interest margins (NIMs) and (ii) the higher effective tax rate due to the hike in the statutory tax rate.

Solid core revenue trends in 4Q16 offset by lower inflation

In the fourth quarter of 2016 (4Q16), Net income attributable to shareholders totaled Ch$108,633 million (Ch$0.58/share and US$0.35/ADR). Compared to 4Q15 net income increased 29.7% due to strong results from our business segments and the recognition of an additional provision in 4Q15 of Ch$35,000 million due to new provisioning requirements. Compared to 3Q16, net income fell 10.9% QoQ, mainly due to the lower inflation rate in 4Q16 compared to 3Q16. As a result, the Bank’s ROE reached 15.3% in 4Q16. Net contribution from our business segments, decreased 3.3% QoQ due to lower results from wholesale banking, but increased 63.8% YoY due to strong results in retail banking.

1 The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).

2 Return on Equity, ROE = Net income attributable to shareholders divided by average shareholders’ equity.

3 Net contribution from business segments: Net interest income + Net fee and commission income + Financial transactions, net - Provision expense - Operating expenses from our reporting segments. These results exclude Financial Management, which includes, among other items, the impact of the inflation on results, and the Corporate Center where the impact of additional provisions and restructuring charges, among other items is included.

2

Loans up 1.3% QoQ and 7.5% YoY. Consumer loan growth accelerates in the quarter

Total loans increased 1.3% QoQ and 7.5% YoY in 4Q16. The Bank continued to focus loan growth on segments with the highest profitability, net of risk. This signified positive growth among larger SMEs and the mid to high-income individuals while still avoiding growth in the low-end of the consumer business and the low spread wholesale lending segment. Retail loans increased 2.1% QoQ and 9.2% YoY. Loans to individuals grew 2.2% QoQ and 9.3% YoY. The Bank is focusing on expanding its loan portfolio in middle and high-income individuals, but with an acceleration of growth among middle-income individuals. As a result, consumer loan was the fastest growing product in the quarter and grew 3.1% QoQ and 7.1% YoY. Loans to SMEs also expended at a healthy rate in the quarter: 2.1% QoQ (9.0% YoY). In 4Q16, loans in the Middle-market increased 1.3% QoQ (6.5% YoY). In our wholesale unit, GCB, loans decreased 6.0% QoQ and 2.6% YoY. GCB and the Middle-market area had both a record year in terms of contribution to the Bank’s bottom line. This was due to a strong increase in non-lending revenues such as cash management, investment banking and treasury services for clients, as well as positive asset quality numbers.

Demand deposits grew 9.1% in the quarter

Total customer funds (deposits plus mutual funds) managed by the Bank increased 1.6% QoQ and 6.9 YoY. Total deposits increased 3.2% QoQ and 5.9% YoY. In the quarter, non-interest bearing demand deposits led growth, expanding 9.1% QoQ and 2.5% YoY. Time deposits increased 0.2% QoQ and 8.0% YoY.

Market share gains in all products in 2016

The Bank was selective in its growth in 2016, but gained market share in loans and deposits. Our market share in deposits rose 30 basis points (bp.) between December 2015 and November 2016, the latest figure available. Loan market share increased 40 bp. The Bank gained share in all major products in the year.

4 Source: SBIF. Excludes deposits held by Chilean banks abroad.

5 Source: SBIF. Total market share includes interbank loans and for all categories market share excludes loans held by Chilean banks abroad.

3

Core Capital ratio at 10.5% and BIS ratio of 13.4% at year-end 2016

The Bank’s Core capital ratio6 reached 10.5% and improved 20bp. YoY, despite the higher payout ratio adopted temporarily this year. This was due to the Bank’s solid profitability levels and the control of RWA growth. The YoY growth of RWA was 2.9% compared to 7.5% for loans. The total BIS ratio7 reached 13.4% at year-end 2016, the same level as in 2015.

Client net interest income up 6.8% YoY. Total NIM affected by lower inflation rate in the quarter

In 4Q16, Net interest income, NII, decreased 2.1% QoQ and 0.6% YoY. The Net interest margin8, NIM reached 4.2% compared to 4.5% in 3Q16 and 4.7% in 4Q15. The main reason for this decline was the lower inflation rate in 4Q16, while client margins remained stable. In 4Q16, the variation of the Unidad de Fomento (an inflation indexed currency unit), was the lowest in the year and reached 0.47% compared to 0.6% in 3Q16 and 1.1% in 4Q15. The Bank has more assets than liabilities linked to inflation and, as a result, margins fall when inflation decelerates. At the same time, the Bank’s liabilities have a shorter duration than asset, so the recent cut in interest rates should positively affect our NIMs in 2017.

The lower inflation rate was partially offset by an increase of 6.8% YoY from our Client net interest income9 , which is NII from our business segments and excludes the impact of inflation. In 4Q16, Client NIMs (defined as Client NII divided by average loans) reached 4.8% in 4Q16 compared to 4.9% in 3Q16 and 4.8% in 4Q15. The 10bp. QoQ fall in Client NIMs compared to 3Q16 was mainly due to the shift in the loan mix away from the low-end of the consumer market, which is improving margins net of risk. In 4Q16, the NIM, net of provisions in retail banking rose 40bp. QoQ and YoY to 3.6%.

6 Core Capital ratio = Shareholders’ equity divided by Risk weighted Assets (RWA) according to SBIF BIS I definitions.

7 BIS ratio: Regulatory capital divided by RWA.

8 NIM: Net interest income divided by average interest earning assets.

9 Client net interest income: NII from the Bank’s reporting segments that includes NII from the Retail, Middle-market and GCB segments, excluding GCB’s Treasury division. Non-client NII: NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since NII from this portfolio is recognized as Financial transactions net.

4

Sound asset quality indicators in the quarter

The Bank’s strategy of de-risking the asset mix continues to have a positive impact on asset quality and coverage ratios in 2016. In 4Q16, the Non-performing loans (NPLs) ratio reached 2.1%, flat compared to 3Q16 and 40bp. lower than in 4Q15. Total Impaired loans, a broader measure of asset quality that includes NPLs and renegotiated loans, remained at 5.9% in 4Q16 compared to 3Q16 and improved 70bp. since 4Q15. Total Coverage of NPLs reached 145.4% in 4Q16 similar to the level attained in 3Q16 and up from 117.3% in 4Q15.

Provision for loan losses decreased 6.9% QoQ and 41.6% YoY. As a reminder, provision expense in 4Q15 included a non-recurring pre-tax provision of Ch$35,000 million directly related to the regulatory change regarding provisioning models for mortgage loans and substandard consumer and commercial loans analyzed on a collective basis. Excluding this impact, provision expense decreased 23.9% YoY in 4Q16 compared to 4Q15. The cost of credit in the quarter was 1.3% compared to 1.4% in 3Q16 and 1.8% in 4Q15. For the full year 2016, provision expense fell 9.4%, excluding the one-time provision recognized in 2015. The cost of credit in 2016 reached 1.3% compared to 1.6% in 2015.

10 90 days or more NPLs

11 Loan loss reserves over NPLs

5

Positive evolution of customer loyalty and satisfaction is fueling fee growth

In 2016, the Bank continued to make improvements in customer satisfaction and client loyalty. This improvement in customer service should be a key driver for continued growth of cross-selling and fee growth going forward. Loyal individual customers12 in the high-income segment grew 11.1% YoY. Among Mid-income earners, loyal customers increased 8.0% YoY. Loyal Middle-market and SME clients13 grew 12.9% YoY in 2016.

Net fee and commission income decreased 2.0% QoQ and grew 6.7% YoY in 4Q16. For the full year 2016, fees increased 7.1% YoY. The QoQ decline was mainly due to a reduction in the origination of mortgages that affected insurance related fees. Fee income in the rest of the Bank’s segments and products continued to grow in part due to greater product usage and customer loyalty and a recovery of fees in GCB.

Costs under control. Strong push towards expanding digital services and modernizing the branch network

Operating expenses, excluding Impairment and Other operating expenses increased 4.2% QoQ and decreased 1.2% YoY in 4Q16. The Bank has been implementing several measures to sustain cost growth in the mid-single digit range in 2017. Various initiatives were carried out in 4Q16, which explains the QoQ rise in costs. The Bank’s digital transformation and new branch formats have been successful and, therefore, the Bank accelerated its branch closure plan in the quarter. This also entailed the removing of money losing ATMs. In the quarter, the Bank closed 21 Santander Banefe branches aimed to the low-end consumer market, and removed 111 ATMs. In total, 8% of the Bank’s branch network was closed and 16% of the ATMs were eliminated in 2016. An increase in transactions through channels such as internet, mobile and phone banking have ensured no impact of these measures on our distribution capabilities and service quality. The effectiveness of the Bank’s CRM has also increased commercial productivity, as well as the implementation of other digital initiatives.

Personnel salaries and expenses in 4Q16 increased 1.7% QoQ and fell 7.0% YoY. Throughout 2015 and 2016, the Bank has been optimizing its headcount structure by reducing mid-upper level management levels and the sales force. This should sustain lower cost growth in 2017.

Amortization expenses increased 15.0% QoQ and 18.9% YoY. This rise was mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency.

12 Customers with 4 products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment.

13 Mid-market & SMEs cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

6

Summary of Quarterly Results

(Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Net interest income	316,649	323,407	318,671	(0.6)%	(2.1)%
Net fee and commission income	63,137	64,424	59,147	6.7%	(2.0)%
Total financial transactions, net	37,547	40,689	33,627	11.7%	(7.7)%
Provision for loan losses	(87,713)	(94,211)	(150,257)	(41.6)%	(6.9)%
Operating expenses (excluding Impairment and Other operating expenses)	(178,016)	(170,832)	(180,126)	(1.2)%	4.2%
Impairment, Other operating income and expenses, net	(16,009)	(12,654)	2,390	(769.8)%	26.5%
Operating income	135,595	150,823	83,452	62.5%	(10.1)%
Net income attributable to shareholders of the Bank	108,633	121,979	83,783	29.7%	(10.9)%
Net income/share (Ch$)	0.65	0.62	0.69	(5.6)%	4.9%
Net income/ADR (US$)[1]	0.39	0.37	0.40	(1.0)%	5.3%
Total loans	27,206,431	26,868,375	25,300,757	7.5%	1.3%
Deposits	20,691,024	20,040,250	19,538,888	5.9%	3.2%
Shareholders’ equity	2,868,706	2,794,109	2,734,699	4.9%	2.7%
Net interest margin	4.2%	4.5%	4.7%
Efficiency ratio[2]	44.3%	41.1%	43.5%
Return on equity[3]	15.3%	17.7%	12.4%
NPL / Total loans[4]	2.1%	2.1%	2.5%
Coverage NPLs	145.8%	145.9%	117.3%
Cost of credit[5]	1.3%	1.4%	1.8%
Core Capital ratio[6]	10.5%	10.3%	10.3%
BIS ratio	13.4%	13.2%	13.4%
Branches	434	464	471
ATMs	1,295	1,406	1,536
Employees	11,354	11,557	11,723

1 The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR were calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.

2 Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3 Return on equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.

4 NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5 Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures. 4Q15 excludes additional provision of Ch$35bn.

6 Core Capital ratio = equity attributable to shareholders divided by risk weighted assets (in accordance with SBIF BIS I definitions).

7

Section 3: YTD Results by reporting segment

Net contribution from business segments rises 25.6% YoY in 12M16

Net contribution from business

(YTD results, Ch$ Million)

	Retail Banking[1]	Middle-market[2]	GCB[3]	Total segments[4]
Net interest income	931,105	244,960	95,105	1,271,170
Change YoY	6.7%	6.6%	11.2%	7.0%
Net fee and commission income	196,845	30,851	25,077	252,773
Change YoY	3.4%	8.1%	64.6%	8.0%
Core revenues	1,127,950	275,811	120,182	1,523,943
Change YoY	6.1%	6.8%	19.2%	7.1%
Total financial transactions, net	21,141	19,577	55,927	96,645
Change YoY	30.1%	9.4%	11.1%	14.4%
Provision for loan losses	-321,614	-25,558	-2,773	-349,945
Change YoY	4.7%	-21.7%	-89.7%	-4.6%
Net operating profit[5]	827,477	269,830	173,336	1,270,643
Change YoY	7.1%	10.8%	39.6%	11.4%
Operating expenses[6]	-529,909	-83,412	-53,935	-667,256
Change YoY	-0.6%	8.0%	8.9%	1.1%
Net contribution from business segments	297,568	186,418	119,401	603,387
Change YoY	24.3%	12.1%	60.0%	25.6%

Net contribution from our business segments rose 25.6% YoY in 12M16 compared to the same period of 2015. These results exclude our Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and restructuring charges.

The net contribution from Retail banking increased 24.3% YoY. Core revenues (net interest income plus fees) increased 6.1% YoY driven by loan growth and improvements in customer loyalty. Provision expense in retail banking grew 4.7% YoY as the Bank continued to bolster the coverage ratio in mass consumer lending. Costs in this segment decreased 0.6% YoY in 12M16, as productivity continued to rise.

Net contribution from the Middle-market increased 12.1% YoY in 12M16. Core revenues in this segment grew 6.8%, led by a 6.6% increase in net interest revenues driven by the improved funding mix and better loan spreads. Asset quality in the middle market also improved, leading to a 21.7% decrease in provision expenses YoY.

Net contribution from GCB rose 60.0% in 12M16. Core revenues increased 19.2% YoY driven by an 11.2% increase in net interest income despite a 2.6% drop in loan volumes. The Bank’s strength in cash management services and financial advisory fees has driven income in this segment. In 12M16, 90% of all revenues were generated by non-lending businesses that do not consume capital. Provision expense also fell 89.7% in the year driven by improvements in asset quality throughout 2016.

1 Retail consists of individuals and SMEs with annual sales below Ch$2,000 million.

2 Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.

3 Global Corporate Banking, GCB: consists of foreign and domestic multinational companies with sales over Ch$10,000 million.

4 Excludes the results from Corporate Activities.

5 Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses.

6 Operating expenses = personnel expenses +administrative expenses + depreciation.

8

Section 4: Loans, deposits and capital

Loans

Loans up 1.3% QoQ and 7.5% YoY. Consumer loan growth accelerates in the quarter

Total loans increased 1.3% QoQ and 7.5% YoY in 4Q16. The Bank continued to focus loan growth on segments with the highest profitability, net of risk. This signified positive growth among larger SMEs and the mid to high-income individuals while still avoiding growth in the low-end of the consumer business and the low spread wholesale lending segment. Retail loans increased 2.1% QoQ and 9.2% YoY. Loans to individuals grew 2.2% QoQ and 9.3% YoY. The Bank is focusing on expanding its loan portfolio in middle and high-income individuals, but with an acceleration of growth among middle-income individuals. As a result, consumer loan was the fastest growing product in the quarter and grew 3.1% QoQ and 7.1% YoY. Consumer loan growth among high-income earners increased 4.1% QoQ and 14.8% YoY. Among middle-income earners consumer loans grew 3.6% QoQ and 8.4% YoY. Finally, in the low end of the market, consumer loans decreased 4.5% QoQ and 17.9% YoY.

Loans by segment

(Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Total loans to individuals[1]	14,774,431	14,463,154	13,520,649	9.3%	2.2%
SMES	3,830,505	3,750,362	3,514,058	9.0%	2.1%
Retail banking	18,604,936	18,213,516	17,034,707	9.2%	2.1%
Middle- market	6,396,376	6,312,457	6,006,282	6.5%	1.3%
Global Corporate Banking	2,121,513	2,256,961	2,178,643	(2.6)%	(6.0)%
Total loans[2]	27,206,431	26,868,375	25,300,757	7.5%	1.3%

1 Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2 Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 4 of the Financial Statements

9

Loans by product

(Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Consumer loans	4,446,803	4,311,786	4,150,671	7.1%	3.1%
Residential mortgage loans	8,619,356	8,471,975	7,812,850	10.3%	1.7%

Consumer confidence has been improving in the local market and unemployment figures have remained stable. For this reason, we expect that in 2017 lending in the higher yielding middle-income segment to accelerate, stable growth levels among high-income earners and a stabilization of consumer loan volumes in Santander Banefe, our mass consumer finance unit. We will also be expanding our new distribution and client model for the different retail segments, which should lead to a more efficient growth model.

Residential mortgage loan growth continued to decelerate in the quarter, expanding 1.7% QoQ and 10.3% YoY. As a reminder, this year residential projects, which obtain their building permits in 2016, are subject to the full VAT tax, which should slow the demand for mortgage loans. The Bank also continues to focus growth on mortgages with loan-to-values below 80%. Simultaneously, as the Bank’s long-term funding costs have come down, the profitability of mortgage loans has been rising. Going forward, mortgage loan growth should continue to decelerate to levels more in line with total loan growth.

Loans to SMEs also expended at a healthy rate in the quarter: 2.1% QoQ (9.0% YoY). A sound management of risk and a relevant rise in non-lending revenues are accompanying the growth of loans to SMEs and, therefore, this segment continues to contribute to the Bank’s ROEs despite slower economic growth. Asset quality in this segment also continued to improve throughout 2016 as the Bank focused its loan growth on larger and more established SMEs.

In 4Q16, loans in the Middle-market increased 1.3% QoQ (6.5% YoY). This segment has been more affected by low business confidence. We expect a reactivation of loan demand in this segment in 2017, in line with some early indicators that the Chilean economy should expand at a slightly higher pace in 2017 compared to 2016.

In GCB, loans decreased 6.0% QoQ and 2.6% YoY. As mentioned in Section 2, GCB had a record-year in terms of contribution to the Bank’s bottom line. This was due to a strong increase in non-lending revenues such as cash management, investment banking and treasury services for clients. It is important to point out that close to 90% of net revenues in this segment come from these non-lending activities. This segment generally has a volatile evolution of loan growth, due in part, to large transactions that are not necessarily recurring between one quarter and the next, which also tend to be short-term bridge loans or takedowns of credit lines. Therefore, going forward, GCB should continue to generate positive levels of profitability and loan grow in this segment will continue to be uneven.

10

Funding

Demand deposits grew 9.1% in the quarter

Total customer funds (deposits plus mutual funds) managed by the Bank increased 1.6% QoQ and 6.9 YoY. Total deposits increased 3.2% QoQ and 5.9% YoY. In the quarter, non-interest bearing demand deposits led growth and expanded 9.1% QoQ and 2.5% YoY. The Bank gained market share in demand deposits throughout 2016. In addition, the fourth quarter has positive seasonality in this product. Time deposits increased 0.2% QoQ and 8.0% YoY. The Bank also gained market share in time deposits in 2016. In 4Q16, the Bank proactively reduced the growth rate in this product due to the strong increase in demand deposits, as well as cheap long-term funding obtained in the bond market.

Deposits

(Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Demand deposits	7,539,315	6,913,452	7,356,121	2.5%	9.1%
Time deposits	13,151,709	13,126,798	12,182,767	8.0%	0.2%
Total Deposits	20,691,024	20,040,250	19,538,888	5.9%	3.2%
Mutual Funds[1]	5,026,068	5,269,815	4,510,051	11.4%	(4.6)%
Total customer funds	25,717,092	25,310,065	24,048,939	6.9%	1.6%
Bonds	7,326,372	6,889,770	5,957,095	23.0%	6.3%
Adjusted loans to deposit ratio[2]	98.5%	100.4%	98.6%

Liquidity levels remained healthy in the quarter. The Bank’s adjusted loan to deposit ratio2 improved to 98.5% in 4Q16 as a result of the strong deposit growth in the quarter. These sound levels of liquidity3 allowed the Bank to improve deposit spreads in 2016. In the quarter, the Bank continued to fine-tune the pricing policy of time deposits. This has helped to improve client margins despite the shift in the loan mix to less risky / lower yielding assets.

1 Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.

2 (Loans – portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank’s mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans in the numerator of our ratio.

3 The Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) calculated under the European regulation CRD IV reached 157.5% and 109.0%, respectively at year-end 2016, rising form 124.2% and 105.6%, respectively in 3Q16. These are calculated by Santander Chile on a monthly basis for reporting purposes to Group's headquarters.

11

In the quarter, local pension funds experienced strong flows to their fixed income funds. This lowered long-term interest rates and improved issuance spreads. The Bank took advantage of this momentum and issued the equivalent of US$685mn in long-term bonds, mainly in the local market. The Bank also became the first Chilean issuer to place a bond in the Formosa market. These funds were mainly used to finance our fixed-rate mortgage loan book, which has an average duration of 6 years. This way we increased the spread earned on mortgage loans, while maintaining solid levels of structural liquidity. This also demonstrates that when the cost of issuing bonds abroad rises, we have access to ample liquidity in the local market at attractive rates.

4 Source: SBIF, excludes deposits held abroad by Chilean banks.

5 Interest expense paid over nominal peso deposits/ average balance of nominal pesos time deposits. Source: SBIF.

12

Shareholders’ equity and regulatory capital

YTD ROE at 17.1%. Core Capital ratio at 10.5% and BIS ratio of 13.4% at year-end 2016

Equity

(Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,640,112	1,640,112	1,527,893	7.3%	0.0%
Valuation adjustment	6,640	8,091	1,288	415.5%	(17.9)%
Retained Earnings:	330,651	254,603	314,215	5.2%	29.9%
Retained earnings prior periods	-	-	-	—%	—%
Income for the period	472,351	363,718	448,878	5.2%	29.9%
Provision for mandatory dividend	(141,700)	(109,115)	(134,663)	5.2%	29.9%
Equity attributable to equity holders of the Bank	2,868,706	2,794,109	2,734,699	4.9%	2.7%
Non-controlling interest	29,341	31,720	30,181	(2.8)%	(7.5)%
Total Equity	2,898,047	2,825,829	2,764,880	4.8%	2.6%
Quarterly ROE	15.3%	17.7%	12.4%
YTD ROE	17.1%	17.7%	17.1%

Shareholders’ equity totaled Ch$2,868,706 million as of December 31, 2016. The Bank’s ROE in 2016 reached 17.1%, in line with guidance. The Bank’s Core capital ratio1 reached 10.5% at year-end 2016 and 20bp higher than the core capital ratio a year-end 2015, despite the higher payout ratio paid in 2016. The total BIS ratio2 reached 13.4% at year-end 2016, the same level as in 2015. The YoY growth of RWA was 2.9% compared to 7.5% for loans.

Regulatory capital

(Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Tier I (Core Capital)	2,868,706	2,794,109	2,734,699	4.9%	2.7%
Tier II	789,001	786,936	803,517	(1.8)%	0.3%
Regulatory capital	3,657,707	3,581,045	3,538,216	3.4%	2.1%
Risk weighted assets	27,237,835	27,130,807	26,457,597	2.9%	0.4%
Tier I (Core Capital) ratio	10.5%	10.3%	10.3%
BIS ratio	13.4%	13.2%	13.4%

1 Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.

2 BIS ratio: Regulatory capital divided by RWA.

13

Section 5: Analysis of quarterly income statement

Net interest income

Client net interest income up 6.8% YoY. Total NIMs affected by low inflation in the quarter

In 4Q16, Net interest income, NII, decreased 2.1% QoQ and 0.6% YoY. The Net interest margin, NIM reached 4.2% compared to 4.5% in 3Q16 and 4.7% in 4Q15. The main reason for this decline was the lower inflation rate in 4Q16 while client margins remained stable.

Net Interest Income / Margin (Ch$ Million)
	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Client net interest income	324,823	324,062	304,106	6.8%	0.2%
Non-client net interest income	(8,174)	(655)	14,565	(156.1)%	1147.9%
Net interest income	316,649	323,407	318,671	(0.6)%	(2.1)%
Average interest-earning assets	29,901,912	28,979,918	27,198,485	9.9%	3.2%
Average loans from reporting segments[1]	26,952,880	26,550,078	25,188,164	7.0%	1.5%
Avg. net gap in inflation indexed (UF) instruments[2]	4,619,723	4,760,308	2,389,707	93.3%	(3.0)%
Interest earning asset yield[3]	7.0%	7.4%	8.1%
Cost of funds[4]	3.3%	3.3%	3.8%
Client net interest margin[5]	4.8%	4.9%	4.8%
Net interest margin (NIM)[6]	4.2%	4.5%	4.7%
Quarterly inflation rate[7]	0.5%	0.6%	1.1%
Central Bank reference rate	3.50%	3.50%	3.25%

In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income and Non-client net interest income8.

Client NII. In 4Q16, Client NII increased 0.2% QoQ and 6.8% YoY. Average loans from reporting segments increased 1.5% QoQ and 7.0% YoY. Client NIMs (defined as Client NII divided by average loans), which excludes the impact of inflation, reached 4.8% in 4Q16 compared to 4.9% in 3Q16 and 4.8% in 4Q15. The 10bp QoQ fall in Client NIMs compared to 3Q16 was mainly due to the shift in the loan mix away from the low-end of the consumer market. This is leading to a gradual improvement in the Bank’s cost of credit, which should continue in 2017. In 4Q16, the NIM, net of provisions in retail banking rose 40bp. QoQ and YoY to 3.6%. We expect in 2017 that the NIM net of provisions in retail baking to expand a further 10-20bp.

1 Average loans from business segments. Excludes loans not assigned to any business segment.

2 The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.

3 Interest income divided by average interest earning assets.

4 Interest expense divided by sum of average interest bearing liabilities and demand deposits.

5 Annualized Client Net interest income divided by average loans.

6 Inflation measured as the variation of the Unidad de Fomento in the quarter.

7 Annualized Net interest income divided by average interest earning assets.

8 Client Net interest income: NII from the Bank’s reporting segments that includes NII from the Retail, Middle-market and GCB segments, excluding GCB’s Treasury division. Non-client NII: NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from the available for sale portfolio and the interest expense to fund the Bank’s trading investment portfolio. The interest from the Bank’s financial investments classified as trading are recognized as Financial transactions net.

14

Non-client NII. In 4Q16, the variation of the Unidad de Fomento (an inflation indexed currency unit), was the lowest in the year and reached 0.47% compared to 0.6% in 3Q16 and 1.1% in 4Q15. The Bank has more assets than liabilities linked to inflation and, as a result, margins go down when inflation decelerates and vice-versa. Currently our sensitivity to a 100 bp. decline in inflation is a reduction of approximately 15bp. of NIM. Total UF inflation in 2016 was 2.7% and we expect UF inflation of 2.6% in 201711. At the same time, the Bank’s liabilities have a shorter duration than asset, so a 100bp average yearly fall in short-term interest rates would result in a 12bp. rise in NIMs. We expect short-term interest rates to fall by an average of 25 points in 2017.

Overall, NIMs should be stable for the full year 2017 compared to 2016, given our outlook for inflation, rates and client NIMs, while NIMs, net of the cost of credit, should expand between 10-20bp.

9 Client Net interest margin is the NIM from reporting segments (Retail, Middle-market and GCB). Inflation corresponds to the quarterly inflation measured by the variation of the Unidad de Fomento (UF).

10 Net interest margin from Retail banking: gross and net of provisions.

11 Our forecasts for quarterly UF inflation are: 1Q17: 0.3%, 2Q16: 0.9%, 3Q16: 0.5%, 4Q16: 0.9%.

15

Asset quality and provision for loan losses

Sound asset quality indicators in the quarter

Provision for loan losses (Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Gross provisions	(60,675)	(68,553)	(80,548)	(24.7)%	(11.5)%
Charge-offs[1]	(46,071)	(45,783)	(52,239)	(11.8)%	0.6%
Gross provisions and charge-offs	(106,746)	(114,336)	(132,787)	(19.6)%	(6.6)%
Loan loss recoveries	19,033	20,125	17,530	8.6%	(5.4)%
Provision for loan losses excluding change in provisioning model	(87,713)	(94,211)	(115,257)	(23.9)%	(6.9)%
Additional provisions for change in provisioning model[2]	—	—	(35,000)	—%	—%
Provision for loan losses	(87,713)	(94,211)	(150,257)	(41.6)%	(6.9)%
Cost of credit[3]	1.3%	1.4%	1.8%
Total loans[4]	27,206,431	26,868,375	25,300,757	7.5%	1.3%
Total Loan loss allowances (LLAs)	820,311	812,707	754,696	8.7%	0.9%
Non-performing loans[5] (NPLs)	564,131	556,965	643,468	(12.3)%	1.3%
NPLs consumer loans	99,721	94,233	113,467	(12.1)%	5.8%
NPLs commercial loans	316,838	317,070	346,868	(8.7)%	(0.1)%
NPLs residential mortgage loans	147,572	145,662	183,133	(19.4)%	1.3%
Impaired loans[6]	1,615,441	1,594,267	1,669,341	(3.2)%	1.3%
Impaired consumer loans	288,584	282,709	331,310	(12.9)%	2.1%
Impaired commercial loans	929,169	918,918	941,884	(1.3)%	1.1%
Impaired residential mortgage loans	397,688	392,640	396,147	0.4%	1.3%
Risk Index[7] (LLA / Total loans)	3.0%	3.0%	3.0%
NPL / Total loans	2.1%	2.1%	2.5%
NPL / consumer loans	2.2%	2.2%	2.7%
NPL / commercial loans	2.3%	2.3%	2.6%
NPL / residential mortgage loans	1.7%	1.7%	2.3%
Impaired loans / total loans	5.9%	5.9%	6.6%
Impaired consumer loan ratio	6.5%	6.6%	8.0%
Impaired commercial loan ratio	6.7%	6.7%	7.1%
Impaired mortgage loan ratio	4.6%	4.6%	5.1%
Coverage of NPLs[8]	145.4%	145.9%	117.3%
Coverage of NPLs non-mortgage[9]	182.3%	182.4%	152.8%
Coverage of consumer NPLs	300.9%	318.6%	227.3%
Coverage of commercial NPLs	144.9%	141.9%	128.5%
Coverage of mortgage NPLs	44.1%	42.8%	27.9%

1 Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.

2 In January 2016, Chilean banks in accordance with rules adopted by the SBIF, implemented a new standard credit-provisioning model to calculate loan loss allowances for consumer, commercial and residential mortgage loans. This new model will mainly affect mortgage loans, but will also have some impacts on loan loss allowance levels for consumer and commercial loans analyzed on a group basis. The main modification is the inclusion of greater provisions requirements for mortgage loans with a loan / collateral ratios greater than 80%. The Bank recognized an additional provision of Ch$35,000 million in 4Q15 as a result of this new requirement.

3 Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures. 4Q15 excludes the one-time provision expense of ch$35,000 million.

4 Includes interbank loans

5 Total outstanding gross amount of loans with at least one installment 90 days or more overdue.

6 Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.

7 LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF’s guidelines.

8 LLA / NPLs.

9 LLA of commercial and consumer loans / NPLs of commercial and consumer loans.

16

The Bank’s strategy of de-risking the asset mix continues to have a positive impact on asset quality and coverage ratios in 2016. In 4Q16, the Non-performing loans (NPLs) ratio reached 2.1%, flat compared to 3Q16 and 40bp. lower than in 4Q15. Total Impaired loans, a broader measure of asset quality that includes NPLs and renegotiated loans, remained at 5.9% in 4Q16 compared to 3Q16 and improved 70bp. since year-end 2015. Total Coverage of NPLs reached 145.4% in 4Q16 similar to the level attained in 3Q16 and up from 117.3% in 4Q15.

Provision for loan losses decreased 6.9% QoQ and 41.6% YoY. As a reminder, provision expense in 4Q15 included a non-recurring pre-tax provision of Ch$35,000 million directly related to regulatory change regarding provisioning models for mortgage loans and substandard consumer and commercial loans analyzed on a collective basis. Excluding this impact, provision expense decreased 23.9% YoY in 4Q16 compared to 4Q15. The cost of credit in the quarter was 1.3% compared to 1.4% in 3Q16 and 1.8% in 4Q15. By product, the evolution of Provision for loan losses in 4Q16 was as follows:

Provision for loan losses

(Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Consumer loans	(44,454)	(68,131)	(51,993)	(14.5)%	(34.8)%
Commercial loans[10]	(41,846)	(27,503)	(61,474)	(31.9)%	52.2%
Residential mortgage loans	(1,413)	1,423	(1,790)	(21.1)%	(199.3)%
Provision for loan losses	(87,713)	(94,211)	(115,257)[11]	(23.9)%	(6.9)%

Provisions for loan losses for consumer loans decreased 34.8% QoQ and 14.5% YoY in 4Q16. As mentioned in previous earnings reports, the Bank has been enforcing a strategy of lowering exposure to the low-end of the consumer loan market. This entailed an active policy of charging-off and bolstering coverage ratio in the lower income segment. In 2016, this signified approximately Ch$36,000 million in higher provisions for consumer loans. We expect lower provisions for consumer lending in 2017, given the aforementioned rise in coverage plus the change in the consumer loan mix, improvements in admission policy and more efficient recovery efforts.

The Coverage ratio of consumer NPLs reached 300.9% at year-end 2016. The Consumer loan NPL ratio finished the year at a level of 2.2% flat. The Impaired consumer loan ratio in 4Q16 was 6.5% similar to 3Q16 and 150bp lower than the level recorded at year-end 2015.

Provisions for loan losses for commercial loans increased 52.2% QoQ. This was mainly due to the downgrades of loans in the Global corporate banking segment and the Middle-market. Asset quality in commercial lending remained healthy in the quarter.

The commercial NPL ratio reached 2.3%, flat compared to 3Q16 and 30bp lower than in 4Q15. At the same time, the Impaired commercial impaired loan ratio ended the year at 6.7% compared to 7.1% in 4Q15. The Coverage ratio of commercial NPLs reached 144.9% as of December 2016.

Provisions for loan losses for residential mortgage loans totaled Ch$1,413 million in the quarter. The Impaired mortgage loan ratio reached 4.6%, flat QoQ and 50bp lower than in 4Q15. The NPL ratio of mortgage loan was 1.7% in 4Q16 and 3Q16 and improved from 2.3% in 4Q15. The Coverage ratio of mortgage NPLs also increased to 44.1% as of December 2016.

10 Includes provision for loan losses for contingent loans.

11 Excludes the Ch$35,000 million recognized in 4Q15 as additional provisions stemming from a new standard credit-provisioning model to calculate loan loss allowances for consumer, commercial and residential mortgage loans

17

Net fee and commission income

Positive evolution of customer loyalty and satisfaction is gradually fueling fee growth

Fee Income by client segment

(Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Retail banking[1]	48,492	49,048	48,081	0.9%	(1.1)%
Middle-market	7,509	7,820	7,115	5.5%	(4.0)%
Global corporate banking	6,275	6,249	3,372	86.1%	(0.4)%
Others	861	1,306	579	48.7%	(34.1)%
Total	63,137	64,423	59,147	6.7%	(2.0)%

In 2016, the Bank continued to make improvements in customer satisfaction and client loyalty. This is the result of various years of investments in technology, the more efficient layout of our branch network and extensive training. This improvement in customer service should be a key driver for continued growth of cross-selling and fee growth going forward. Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the high-income segment grew 11.1% YoY. Among Mid-income earners, loyal customers increased 8.0% YoY. Loyal Middle-market and SME clients grew 12.9% YoY.

1 Includes fees to individuals and SMEs.

2 Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

18

Net fee and commission income decreased 2.0% QoQ and grew 6.7% YoY in 4Q16. For the full year 2016, fees increased 7.1% YoY. The QoQ decline was mainly due to a 1.1% decrease in retail banking fees. This was mainly due to the reduction in the velocity of mortgage loan growth that negatively affected insurance related fees.

Compared to 4Q15, fee income grew 6.7%. Fee income in the rest of the Bank’s segments and products continued to grow in part due to greater product usage and customer loyalty and a recovery of fees in GCB. In GCB, the Bank has won an important share of the investment banking, cash management and advisory services for the large projects being developed in Chile.

By products, the evolution of fees was as follows:

Fee Income by product

(Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Credit, debit & ATM card fees	11,676	11,769	10,904	7.1%	(0.8)%
Insurance brokerage	10,368	11,009	10,530	(1.5)%	(5.8)%
Asset management	10,149	9,927	9,384	8.2%	2.2%
Guarantees, pledges and other contingent operations	8,997	8,934	8,761	2.7%	0.7%
Collection fees	8,023	7,556	9,055	(11.4)%	6.2%
Checking accounts	7,921	7,819	7,799	1.6%	1.3%
Fees from brokerage	2,053	2,256	1,717	19.6%	(9.0)%
Other Fees[3]	3,950	5,154	997	296.2%	(23.4)%
Total fees	63,137	64,424	59,147	6.7%	(2.0)%

3 Mainly includes fees from GCB related to financial advisory services and lines of credit

19

Total financial transactions, net

Total financial transactions, net

(Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Net income (expense) from financial operations[1]	(74,850)	(158,191)	(111,983)	(33.2)%	(52.7)%
Net foreign exchange gain[2]	112,397	198,880	145,610	(22.8)%	(43.5)%
Total financial transactions, net	37,547	40,689	33,627	11.7%	(7.7)%

Results from Total financial transactions, net was a gain of Ch$37,547 million in 4Q16, decreasing 7.7% QoQ and increasing 11.7% YoY. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business

(Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Client treasury services	21,104	23,631	20,420	3.3%	(10.7)%
Non client treasury income[3]	16,443	17,058	13,207	24.5%	(3.6)%
Total financ. transactions, net	37,547	40,689	33,627	11.7%	(7.7)%

Client treasury services revenues were down 10.7% QoQ and increased 3.3% YoY. This movement of client treasury revenues, which usually makes up the bulk of our treasuring income, reflects the demand on behalf of clients for treasury products mainly for their hedging needs or market making services.

Non-client treasury revenues decreased 7.7% QoQ. This variation was mainly due to the sharp rise in long-term interest rates, especially in the month of November that lowered the gains from mark-to-market of the Bank’s investment portfolio, which is only comprised of Chilean and U.S. sovereign risk.

1 These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.

2 The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

3 Non client treasury income. These results include the income from sale of loans, including charged-off loans, interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

20

Operating expenses and efficiency

Costs under control. Strong push towards expanding digital services and modernizing the branch network

Operating expenses

(Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Personnel salaries and expenses	(101,306)	(99,643)	(108,961)	(7.0)%	1.7%
Administrative expenses	(57,898)	(54,830)	(55,344)	4.6%	5.6%
Depreciation & amortization	(18,812)	(16,359)	(15,821)	18.9%	15.0%
Operating expenses[1]	(178,016)	(170,832)	(180,126)	(1.2)%	4.2%
Impairment of property, plant and equipment	(139)	(10)	(1)	13800.0%	1290.0%
Branches	434	464	471	(7.9)%	(6.5)%
Standard	270	278	276	(2.2)%	(2.9)%
Middle-market centers	8	8	8	0.0%	0.0%
Select	53	54	53	0.0%	(1.9)%
Banefe & other payment centers	103	124	134	(23.1)%	(16.9)%
ATMs	1,295	1,406	1,536	(15.7)%	(7.9)%
Employees	11,354	11,557	11,723	(3.1)%	(1.8)%
Efficiency ratio[2]	44.3%	41.1%	43.5%
YTD Efficiency ratio[2]	42.7%	42.1%	41.3%
YTD Cost / Assets[3]	1.9%	1.9%	2.0%

Operating expenses, excluding Impairment and Other operating expenses increased 4.2% QoQ and decreased 1.2% YoY in 4Q16. The Bank has been implementing several measures to sustain cost growth in the mid-single digit range in 2017. Total costs for the full year 2016 grew 3.9%. Management expects a similar trend in 2017.

QoQ cost growth in the quarter was driven by a 5.6% QoQ rise in administrative expenses. The Bank’s digital transformation and new branch formats have been highly successful and, therefore, the Bank accelerated its branch closure plan in the quarter. This also entailed the removing of money losing ATMs. In the quarter, the Bank closed 21 Santander Banefe branches attending the mass consumer market and removed 111 ATMs. In total, 8% of the Bank’s branch network was closed and 16% of the ATMs were eliminated in 2016. An increase in transactions through channels such as internet, mobile and phone banking have replaced this. The effectiveness of the Bank’s CRM has also increased productivity, as well as the implementation of other digital initiatives.

1 Excluding Impairment and Other operating expenses.

2 Efficiency ratio: Operating expenses as defined in Note 1 / Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income - Other operating expenses.

3 Operating expenses as defined in footnote 1 above, annualized / Total assets.

21

The Bank is transforming its branch network by adopting two main branch formats: (i) a multi-segment approach with smaller branches that are multi-segment with dedicated spaces for the different business segments (Select, SME Advance, Banefe, etc.) and: (ii) our Work Café spaces that are high tech / high touch branches with no human tellers or back offices. These new branches are more productive and client friendly and therefore, we do not expect this to impact our business volumes. In 2016, we opened 2 Work Café and 57 branches have been remodeled to our new multi-segment format. In 2017, we expect to open approximately 18 Work Café. At the same time we will be closing and consolidating less efficient branches.

Personnel salaries and expenses in 4Q16 increased 1.7% QoQ and fell 7.0% YoY. As a reminder, in 4Q15, the Bank recognized a non-recurring severance expenses of Ch$6,300 million. Excluding this, personnel expenses still decreased 1.3% YoY in the quarter. Throughout 2015 and 2016, the Bank has been optimizing its headcount structure by reducing mid-upper level management levels and the sales force. This should generate lower cost growth in 2017.

Amortization expenses increased 15.0% QoQ and 18.9% YoY. This rise was mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency.

22

Other operating income, net & Income tax

Other operating income, net and Corporate tax

(Ch$ Million)

	Quarter			Change%
	4Q16	3Q16	4Q15	4Q16 / 4Q15	4Q16 / 3Q16
Other operating income	4,456	3,984	4,496	(0.9)%	11.8%
Other operating expenses	(20,326)	(16,628)	(2,105)	865.6%	22.2%
Other operating income, net	(15,870)	(12,644)	2,391	(763.7)%	25.5%
Income from investments in associates and other companies	764	1,076	610	25.2%	(29.0)%
Income tax income (expense)	(27,126)	(29,218)	(4,480)	505.5%	(7.2)%
Effective income tax rate	19.9%	19.2%	5.3%

Other operating income, net, totaled a loss of Ch$15,870 million in 4Q16. This rise can be explained by a greater amount of charge-offs of repossessed assets and a larger amount of other operational charge-offs.

Income tax expenses in 4Q16 totaled Ch$27,126 million and the effective tax rate reached 19.9% compared to 19.2% in 3Q16 and 5.3% in 4Q16. In 12M16, the Bank paid an effective tax rate of 18.4% compared to 14.3% in 12M15. The rise in the effective tax rate was mainly due to: (i) the higher statutory tax rate, the statutory corporate tax rate in 2016 increased to 24.0% compared to 22.5% in 2015 and; (ii) the lower CPI inflation rate in 12M16 (+3.0%) compared to 12M15 (+4.4%), which results in a lower price level restatement charge to taxable income, since for tax purposes the Bank must readjust its capital for inflation. The statutory corporate tax rate will rise again to 25.5% in 2017 and to 27% in 2018. Therefore, the Bank’s effective tax rate should be approximately 20%-21% in 2017.

YTD income tax1

(Ch$ Million)

	12M		Change%
	2016	2015	2016 / 2015
Net income before tax	581,836	527,442	10.3%
Price level restatement of capital[2]	(101,027)	(124,138)	(18.6)%
Net income before tax adjusted for price level restatement	480,809	403,304	19.2%
Statutory Tax rate	24.0%	22.5%	6.7%
Income tax expense at Statutory rate	(115,394)	(90,743)	27.2%
Tax benefits[3]	8,274	15,442	(46.4)%
Income tax	(107,120)	(75,301)	42.3%
Effective tax rate	18.4%	14.3%

1 This table is for informational purposes only. Please refer to note 14 in our annual financials for more details.

2 For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.

3 Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

23

Section 6: Credit risk ratings

International ratings

The Bank has credit ratings from three leading international agencies. In 4Q16, Moody’s reaffirmed our ratings with outlook stable and Fitch placed our outlook on negative following a similar action on the sovereign ratings.

Moody’s	Rating
Bank Deposit	Aa3/P-1
Baseline Credit Assessment	a2
Adjusted Baseline Credit Assessment	a2
Senior Unsecured	Aa3
Commercial Paper	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

24

Section 7: Share performance

As of December 31, 2016

Ownership Structure:

Total Shareholder Return

Santander ADR vs. SP500 (Base 100 = 12/31/2015)

ADR price (US$) 12M16

12/31/16:	21.87
Maximum (12M16):	23.48
Minimum (12M16):	15.98

Market Capitalization: US$10,303 million

P/E 12month trailing*:	12.7
P/BV (12/31/16)**:	2.5
Dividend yield***:	5.3%

* Price as of Dec 31, 2016 / 12mth. earnings

** Price as of Dec 31, 2016/Book value as of 12/31/16

***Based on closing price on record date of last dividend payment.

Average daily traded volumes 12M16

US$ million

Total Shareholder Return

Santander vs IPSA Index (Base 100 = 12/31/2015)

Local share price (Ch$) 12M16

12/31/16:	37.26
Maximum (12M16):	38.05
Minimum (12M16):	29.10

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2013:	1.24	60%
2014:	1.41	60%
2015:	1.75	60%
2016:	1.79	75%

25

Annex 1: Balance sheet

Unaudited Balance Sheet

	Dec-16	Dec-16	Dec-15	Dec-16/Dec-15
	US$ Ths	Ch$ Million		% Chg.
Cash and deposits in banks	3,422,506	2,279,389	2,064,806	10.4%
Cash items in process of collection	743,668	495,283	724,521	(31.6)%
Trading investments	596,077	396,987	324,271	22.4%
Investments under resale agreements	10,114	6,736	2,463	173.5%
Financial derivative contracts	3,754,928	2,500,782	3,205,926	(22.0)%
Interbank loans, net	409,362	272,635	10,861	2410.2%
Loans and account receivables from customers, net	39,209,437	26,113,485	24,535,201	6.4%
Available for sale investments	5,088,447	3,388,906	2,044,411	65.8%
Held-to-maturity investments	-	-	-	—%
Investments in associates and other companies	35,706	23,780	20,309	17.1%
Intangible assets	87,215	58,085	51,137	13.6%
Property, plant and equipment	386,455	257,379	240,659	6.9%
Current taxes	-	-	-	—%
Deferred taxes	559,608	372,699	331,714	12.4%
Other assets	1,262,011	840,499	1,097,826	(23.4)%
Total Assets	55,565,533	37,006,645	34,654,105	6.8%

Deposits and other demand liabilities	11,320,293	7,539,315	7,356,121	2.5%
Cash items in process of being cleared	433,143	288,473	462,157	(37.6)%
Obligations under repurchase agreements	318,974	212,437	143,689	47.8%
Time deposits and other time liabilities	19,747,311	13,151,709	12,182,767	8.0%
Financial derivatives contracts	3,441,683	2,292,161	2,862,606	(19.9)%
Interbank borrowings	2,877,429	1,916,368	1,307,574	46.6%
Issued debt instruments	11,000,559	7,326,372	5,957,095	23.0%
Other financial liabilities	360,384	240,016	220,527	8.8%
Current taxes	43,985	29,294	17,796	64.6%
Deferred taxes	11,541	7,686	3,906	96.8%
Provisions	463,937	308,982	329,118	(6.1)%
Other liabilities	1,194,872	795,785	1,045,869	(23.9)%
Total Liabilities	51,214,111	34,108,598	31,889,225	7.0%
Equity
Capital	1,338,293	891,303	891,303	0.0%
Reserves	2,462,631	1,640,112	1,527,893	7.3%
Valuation adjustments	9,970	6,640	1,288	415.5%
Retained Earnings:	496,473	330,651	314,215	5.2%
Retained earnings from prior years	-	-	-	—%
Income for the period	709,236	472,351	448,878	5.2%
Minus: Provision for mandatory dividends	(212,763)	(141,700)	(134,663)	5.2%
Total Shareholders' Equity	4,307,366	2,868,706	2,734,699	4.9%
Non-controlling interest	44,056	29,341	30,181	(2.8)%
Total Equity	4,351,422	2,898,047	2,764,880	4.8%
Total Liabilities and Equity	55,565,533	37,006,645	34,654,105	6.8%

26

Annex 2: YTD Income statements

YTD Income Statement Unaudited

	Dec-16	Dec-16	Dec-15	Dec-16/Dec-15
	US$ Ths	Ch$ Million		% Chg.
Interest income	3,208,775	2,137,044	2,085,988	2.4%
Interest expense	(1,284,802)	(855,678)	(830,782)	3.0%
Net interest income	1,923,973	1,281,366	1,255,206	2.1%
Fee and commission income	647,423	431,184	402,900	7.0%
Fee and commission expense	(265,405)	(176,760)	(165,273)	7.0%
Net fee and commission income	382,018	254,424	237,627	7.1%
Net income (expense) from financial operations	(551,102)	(367,034)	(457,897)	(19.8)%
Net foreign exchange gain	761,850	507,392	603,396	(15.9)%
Total financial transactions, net	210,748	140,358	145,499	(3.5)%
Other operating income	27,476	18,299	15,642	17.0%
Gross revenue before provisions for loan losses	2,544,215	1,694,447	1,653,974	2.4%
Provision for loan losses	(515,444)	(343,286)	(413,694)	(17.0)%
Net operating profit	2,028,770	1,351,161	1,240,280	8.9%
Personnel salaries and expenses	(593,293)	(395,133)	(387,063)	2.1%
Administrative expenses	(339,959)	(226,413)	(220,531)	2.7%
Depreciation and amortization	(98,137)	(65,359)	(53,614)	21.9%
Op. expenses excl. Impairment and Other operating expenses	(1,031,389)	(686,905)	(661,208)	3.9%
Impairment of property, plant and equipment	(351)	(234)	(21)	1014.3%
Other operating expenses	(127,925)	(85,198)	(54,197)	57.2%
Total operating expenses	(1,159,665)	(772,337)	(715,426)	8.0%
Operating income	869,105	578,824	524,854	10.3%
Income from investments in associates and other companies	4,523	3,012	2,588	16.4%
Income before tax	873,628	581,836	527,442	10.3%
Income tax expense	(160,841)	(107,120)	(75,301)	42.3%
Net income from ordinary activities	712,787	474,716	452,141	5.0%
Net income discontinued operations	—	—	—	—%
Net income attributable to:
Non-controlling interest	3,551	2,365	3,263	(27.5)%
Net income attributable to equity holders of the Bank	709,236	472,351	448,878	5.2%

The exchange rate used to calculate the figures in dollars was Ch$666.0 / US$1

27

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	4Q16	4Q16	3Q16	4Q15	4Q16/4Q15	4Q16/3Q16
	US$ Ths	Ch$ Million			% Chg.
Interest income	790,285	526,330	535,777	549,675	(4.2)%	(1.8)%
Interest expense	(314,836)	(209,681)	(212,370)	(231,004)	(9.2)%	(1.3)%
Net interest income	475,449	316,649	323,407	318,671	(0.6)%	(2.1)%
Fee and commission income	168,449	112,187	108,842	105,341	6.5%	3.1%
Fee and commission expense	(73,649)	(49,050)	(44,418)	(46,194)	6.2%	10.4%
Net fee and commission income	94,800	63,137	64,424	59,147	6.7%	(2.0)%
Net income (expense) from financial operations	(112,387)	(74,850)	(158,191)	(111,983)	(33.2)%	(52.7)%
Net foreign exchange gain	168,764	112,397	198,880	145,610	(22.8)%	-%
Total financial transactions, net	56,377	37,547	40,689	33,627	11.7%	(7.7)%
Other operating income	6,691	4,456	3,984	4,496	(0.9)%	11.8%
Net operating profit before provisions for loan losses	633,317	421,789	432,504	415,941	1.4%	(2.5)%
Provision for loan losses	(131,701)	(87,713)	(94,211)	(150,257)	(41.6)%	(6.9)%
Net operating profit	501,616	334,076	338,293	265,684	25.7%	(1.2)%
Personnel salaries and expenses	(152,111)	(101,306)	(99,643)	(108,961)	(7.0)%	1.7%
Administrative expenses	(86,934)	(57,898)	(54,830)	(55,344)	4.6%	5.6%
Depreciation and amortization	(28,246)	(18,812)	(16,359)	(15,821)	18.9%	15.0%
Op. expenses excl. Impairment and Other operating expenses	(267,291)	(178,016)	(170,832)	(180,126)	(1.2)%	4.2%
Impairment of property, plant and equipment	(209)	(139)	(10)	(1)	-%	1290.0%
Other operating expenses	(30,520)	(20,326)	(16,628)	(2,105)	865.6%	22.2%
Total operating expenses	(298,020)	(198,481)	(187,470)	(182,232)	8.9%	5.9%
Operating income	203,596	135,595	150,823	83,452	62.5%	(10.1)%
Income from investments in associates and other companies	1,147	764	1,076	610	25.2%	(29.0)%
Income before tax	204,743	136,359	151,899	84,062	62.2%	(10.2)%
Income tax expense	(40,730)	(27,126)	(29,218)	(4,480)	505.5%	(7.2)%
Net income from ordinary activities	164,014	109,233	122,681	79,582	37.3%	(11.0)%
Net income discontinued operations	-	-	-	-	-	-
Net income attributable to:
Non-controlling interest	901	600	702	(4,201)	(114.3)%	(14.5)%
Net income attributable to equity holders of the Bank	163,113	108,633	121,979	83,783	29.7%	(10.9)%

The exchange rate used to calculate the figures in dollars was Ch$666.0 / US$1

28

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)
	Dec-15	Mar-16	Jun-16	Sep-16	Dec-16
Loans
Consumer loans	4,150,671	4,141,786	4,239,461	4,311,786	4,446,803
Residential mortgage loans	7,812,850	8,099,477	8,321,626	8,471,975	8,619,356
Commercial loans	13,326,359	13,452,772	13,602,948	13,807,911	13,867,465
Interbank loans	10,877	31,926	236,532	276,703	272,807
Total loans (including interbank)	25,300,757	25,725,961	26,400,567	26,868,375	27,206,431
Allowance for loan losses	(754,696)	(784,102)	(795,405)	(812,707)	(820,311)
Total loans, net of allowances	24,546,061	24,941,859	25,605,162	26,055,668	26,386,120

Loans by segment
Individuals	13,520,649	13,893,656	14,257,390	14,463,154	14,774,431
SMEs	3,514,058	3,589,801	3,687,640	3,750,362	3,830,505
Retail	17,034,707	17,483,457	17,945,030	18,213,516	18,604,936
Middle-market	6,006,282	6,065,108	6,134,698	6,312,457	6,396,376
Corporate	2,178,643	2,095,871	2,237,493	2,256,961	2,121,513
Total loans reporting segments	25,219,632	25,644,436	26,317,221	26,782,934	27,122,825
Other	81,125	81,525	83,327	85,441	83,606
Total loans (including interbank)	25,300,757	25,725,961	26,400,548	26,868,375	27,206,431

Deposits
Demand deposits	7,356,121	7,079,271	7,238,303	6,913,452	7,539,315
Time deposits	12,182,767	12,722,899	12,997,791	13,126,798	13,151,709
Total deposits	19,538,888	19,802,170	20,236,094	20,040,250	20,691,024
Mutual funds (Off balance sheet)	4,510,051	4,695,924	4,881,450	5,269,815	5,026,068
Total customer funds	24,048,939	24,498,094	25,117,544	25,310,065	25,717,092
Loans / Deposits[1]	98.6%	98.3%	99.0%	100.4%	98.5%

Average balances
Avg. interest earning assets	27,198,485	27,801,471	28,628,066	28,979,918	29,901,912
Avg. Loans from reporting segments	25,188,162	25,432,032	25,980,829	26,550,078	26,952,880
Avg. assets	34,507,339	34,754,591	35,195,160	35,869,635	36,163,077
Avg. demand deposits	6,830,026	7,181,633	7,280,495	7,132,397	7,094,735
Avg equity	2,703,134	2,772,379	2,714,063	2,755,631	2,833,914
Avg. free funds	9,533,160	9,954,012	9,994,558	9,888,028	9,928,649

Capitalization
Risk weighted assets	26,457,597	26,608,992	26,876,727	27,130,807	27,237,835
Tier I (Shareholders' equity)	2,734,699	2,821,692	2,704,685	2,794,109	2,868,706
Tier II	803,517	773,581	781,772	786,936	789,001
Regulatory capital	3,538,216	3,595,272	3,486,457	3,581,046	3,657,707
Tier I ratio	10.3%	10.6%	10.1%	10.3%	10.5%
BIS ratio	13.4%	13.5%	13.0%	13.2%	13.4%

Profitability & Efficiency
Net interest margin (NIM)[2]	4.7%	4.5%	4.6%	4.5%	4.2%
Client NIM[3]	4.8%	4.9%	4.8%	4.9%	4.8%
Efficiency ratio[4]	43.5%	41.6%	43.8%	41.1%	44.3%
Costs / assets[5]	2.1%	1.9%	1.9%	1.9%	1.9%
Avg. Demand deposits / interest earning assets	25.1%	25.8%	25.4%	24.6%	23.7%
Return on avg. equity	12.4%	18.1%	17.1%	17.7%	15.3%
Return on avg. assets	1.0%	1.4%	1.3%	1.4%	1.2%
Return on RWA	1.3%	1.9%	1.7%	1.8%	1.6%

29

(Ch$ millions)
	Dec-15	Mar-16	Jun-16	Sep-16	Dec-16
Asset quality
Impaired loans[6]	1,669,341	1,642,087	1,645,082	1,594,267	1,615,441
Non-performing loans (NPLs)[7]	643,468	638,344	566,177	556,965	564,131
Past due loans[8]	364,771	353,610	340,761	336,337	324,312
Loan loss reserves	754,696	784,102	795,405	812,707	820,311
Impaired loans / total loans	6.6%	6.4%	6.2%	5.9%	5.9%
NPLs / total loans	2.5%	2.5%	2.1%	2.1%	2.1%
PDL / total loans	1.4%	1.4%	1.3%	1.3%	1.2%
Coverage of NPLs (Loan loss allowance / NPLs)	117.3%	122.8%	140.5%	145.9%	145.4%
Coverage of PDLs (Loan loss allowance / PDLs)	206.9%	221.7%	233.4%	241.6%	252.9%
Risk index (Loan loss allowances / Loans)[9]	3.0%	3.0%	3.0%	3.0%	3.0%
Cost of credit (prov expense annualized / avg. loans)	2.4%	1.2%	1.3%	1.4%	1.3%

Network
Branches	471	470	468	464	434
ATMs	1,536	1,529	1,484	1,406	1,295
Employees	11,723	11,793	11,653	11,557	11,354

Market information (period-end)
Net income per share (Ch$)	0.44	0.67	0.62	0.65	0.58
Net income per ADR (US$)	0.25	0.39	0.37	0.39	0.35
Stock price	31.79	32.57	31.92	34.04	37.26
ADR price	17.64	19.35	19.37	20.69	21.87
Market capitalization (US$mn)	8,310	9,116	9,126	9,747	10,303
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[10]	1.1%	0.7%	0.9%	0.6%	0.5%
Central Bank monetary policy reference rate (nominal)	3.25%	3.50%	3.50%	3.50%	3.50%
Observed Exchange rate (Ch$/US$) (period-end)	707.34	675.10	661.49	659.08	660.00

1 Ratio =( Loans - mortgage loans) / (Time deposits + demand deposits)

2 NIM = Net interest income annualized divided by interest earning assets

3 Client NIM = Net interest income from reporting segments annualized over average loans

4 Efficiency ratio =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + admiinistrative expenses + depreciation). Excludes impairment charges

5 Costs / assets = (Personnel expenses + adm. Expenses + depreciation) / Total assets

6 Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

7 Capital + future interest of all loans with one installment 90 days or more overdue.

8 Total installments plus lines of credit more than 90 days overdue

9 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

10 Calculated using the variation of the Unidad de Fomento (UF) in the period.

30